Filed pursuant to Rule 433

Registration No. 333-259205

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES I

$1,400,000,000

3.375% SENIOR NOTES, DUE APRIL 14, 2025

FINAL TERM SHEET

DATED APRIL 7, 2022

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	3.375% Senior Notes, due April 14, 2025 (the “Notes”)

Expected Ratings[1]:	A1 / A / AA- (Moody’s / S&P / Fitch)

Principal Amount:	$1,400,000,000

Issue Price:	99.963%

Trade Date:	April 7, 2022

Settlement Date (T+5) [2]:	April 14, 2022

Maturity Date:	April 14, 2025

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	3.375%

Treasury Benchmark:	1.750% UST due March 15, 2025

Treasury Benchmark Price:	97-16¼

Treasury Yield:	2.638%

Re-offer Spread to Treasury Benchmark:	T + 75bps

Re-Offer Yield:	3.388%

Fees:	0.150%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on each April 14 and October 14, beginning October 14, 2022

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78016EZ59 / US78016EZ598

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. Westpac Banking Corporation

Co-Managers:

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Desjardins Securities Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

Swedbank AB (publ)

Truist Securities, Inc.

Academy Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 and Westpac Banking Corporation collect at 1-212-389-1269.